EXHIBIT 23.2

                      Independent Auditors' Consent


The Board of Directors
California Amplifier, Inc.


We consent to the incorporated by reference herein of our report dated April 8, 2003, with respect to the consolidated balance sheets of California Amplifier, Inc. as of March 1, 2003 and March 2, 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years then ended, which report appears in the March 1, 2003, annual report on Form 10K of California Amplifier, Inc. Our report refers to a change in the method of accounting for the impairment of goodwill and other intangibles.



/s/ KPMG LLP

Los Angeles, California
April 26, 2004